# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Latch, Inc., CIK 0001826000
CUSIP: 51818V106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1220 N. Price Road, Suite 2, Olivette, Missouri (MO), 63132
Date of event which requires filing of this statement: 06/04/2026
Filed by CIK 0001831634
Persons authorized to receive notices and communications: Tishman Speyer Properties, Inc, Rockefeller Center, 45 Rockefeller Plaza, New York, New York (NY), 10111, (212) 715-0300

## Reporting persons
- TS Innovation Acquisitions Sponsor, L.L.C. (CIK 0001831634): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,642,000; sole dispositive power 0; shared dispositive power 6,642,000; aggregate amount beneficially owned 6,642,000 (4% of the class)
  Comment: Row 13 Footnote: This Amendment No. 1 (as defined below) is being filed to reflect a decrease in the Reporting Persons' (as defined below) beneficial ownership on June 4, 2026 solely as a result of (i) the forfeiture of restricted common stock and (ii) the expiration of the Private Placement Warrants as described in Item 4 below, each of which was previously disclosed and following which each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock (as defined below) of the Issuer (as defined below).
- Tishman Speyer Properties, L.P. (CIK 0001002394): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 6,642,000; sole dispositive power 0; shared dispositive power 6,642,000; aggregate amount beneficially owned 6,642,000 (4% of the class)
- Tishman Speyer Properties, Inc. (CIK 0001831339): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,642,000; sole dispositive power 0; shared dispositive power 6,642,000; aggregate amount beneficially owned 6,642,000 (4% of the class)
- Robert J. Speyer (CIK 0001830172): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 161,464; shared voting power 6,859,631; sole dispositive power 161,464; shared dispositive power 6,859,631; aggregate amount beneficially owned 7,021,095 (4.2% of the class)
- Jerry I. Speyer (CIK 0001831340): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 6,859,631; sole dispositive power 0; shared dispositive power 6,859,631; aggregate amount beneficially owned 6,859,631 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Latch, Inc.
Address of issuer's principal executive offices: 1220 N. Price Road, Suite 2, Olivette, Missouri (MO), 63132
Comment:
This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") relates to the Schedule 13D filed on September 20, 2021 (the "Original Schedule 13D") by TS Innovation Acquisitions Sponsor, L.L.C., a Delaware limited liability company (the "Sponsor"), Tishman Speyer Properties, L.P., a New York limited partnership ("Tishman Speyer"), Tishman Speyer Properties, Inc., a Delaware corporation ("Tishman Speyer GP"), Robert J. Speyer, a citizen of the United States, and Jerry I. Speyer, a citizen of the United States (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Latch, Inc., a Delaware corporation (the "Issuer").

In connection with the completion of the business combination between TS Innovation Acquisitions Corp. ("TSIA"), a Delaware corporation and the predecessor to the Issuer, and the Issuer on June 4, 2021, all shares of Class B Common Stock, par value $0.0001 per share, of TSIA, including all Founder Shares, converted into shares of Class A Common Stock of TSIA on a one-for-one basis, and all shares of Class A Common Stock of TSIA converted into shares of Common Stock of the Issuer on a one-for-one basis.

This Amendment No. 1 is being filed to reflect a decrease in the Reporting Persons' beneficial ownership on June 4, 2026 solely as a result of (i) the forfeiture of restricted common stock and (ii) the expiration of the Private Placement Warrants as described in Item 4 below, each of which was previously disclosed and following which each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock of the Issuer. The Reporting Persons' beneficial ownership percentage has been calculated based on 165,656,201 shares of Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unmodified and remains in full force and effect. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The third paragraph of Item 4 of the Original Schedule 13D is hereby deleted in its entirety and replaced with the following:

As previously disclosed, on June 4, 2026, (i) the Sponsor forfeited 738,000 shares of unvested restricted common stock pursuant to the terms of the Sponsor Agreement, in connection with which no consideration was received, and (ii) the Private Placement Warrants to purchase 5,333,334 shares of Common Stock held by the Sponsor expired pursuant to the terms of the Warrant Agreement.

As previously disclosed, on September 8, 2026, the Issuer granted Robert J. Speyer 545,833 restricted stock units ("RSUs"). The RSUs vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) immediately prior to the election of the nominees for director at the Issuer's 2027 annual meeting of stockholders, subject to Robert J. Speyer's continued service on the Issuer's board of directors through the applicable vesting date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 165,656,201 shares of Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026:

Sole
power
to
vote or Shared Sole power Shared
to power to to dispose or power to
Amount direct vote or to to direct dispose or to
beneficially Percent the direct the the direct the
Reporting Person(1)(2) owned of class vote vote disposition disposition

TS Innovation Acquisitions Sponsor, L.L.C. 6,642,000 4.0% 0 6,642,000 0 6,642,000
Tishman Speyer Properties, L.P. 6,642,000 4.0% 0 6,642,000 0 6,642,000
Tishman Speyer Properties, Inc. 6,642,000 4.0% 0 6,642,000 0 6,642,000
Robert J. Speyer 7,021,095 4.2% 161,464 6,859,631 161,464 6,859,631
Jerry I. Speyer 6,859,631 4.1% 0 6,859,631 0 6,859,631

(1) The Sponsor holds 6,642,000 shares of Common Stock. The sole manager of the Sponsor is Tishman Speyer. The general partner of Tishman Speyer is Tishman Speyer GP. Robert J. Speyer, a director of the Issuer, and Jerry I. Speyer are the co-trustees of a voting trust that holds all voting common stock in Tishman Speyer GP and therefore may be deemed to share voting and investment power with respect to the securities subject to this report. Each of the other Reporting Persons may be deemed to share voting and dispositive power over the shares beneficially owned by the Sponsor.

(2) Innovation Club Latch Holding, L.L.C. holds 217,631 shares of Common Stock. Speyer GP Holdings, LLC is the general partner of Madison Rock Investment, LP, which is the managing member of Innovation Club Latch Holding, L.L.C. Each of Robert J. Speyer and Jerry I. Speyer is a managing member of Speyer GP Holdings, LLC. As a result, each of Robert J. Speyer and Jerry I. Speyer may be deemed to share beneficial ownership over the shares held by Innovation Club Latch Holding, L.L.C. In addition, Robert J. Speyer holds 161,464 shares of Common Stock and, as described in Item 4, 545,833 RSUs.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions in shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 4, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

99.1* Joint Filing Agreement and Power of Attorney, dated as of September 20, 2021, by and among TS Innovation Acquisitions Sponsor, L.L.C., Tishman Speyer Properties, L.P., Tishman Speyer Properties, Inc., Robert J. Speyer and Jerry I. Speyer.

99.2 Sponsor Support Agreement, dated as of January 24, 2021, by and among TS Innovation Acquisitions Sponsor, L.L.C., TS Innovation Acquisitions Corp., Latch, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed January 25, 2021).

99.3 Private Placement Warrants Purchase Agreement, dated November 9, 2020, by and between TS Innovation Acquisitions Corp. and TS Innovation Acquisitions Sponsor, L.L.C. (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed November 13, 2020).

99.4 Warrant Agreement, dated November 9, 2020, by and between TS Innovation Acquisitions Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed November 13, 2020).

99.5 Amended and Restated Registration Rights Agreement, dated as of June 4, 2021, by and among the TS Innovation Acquisitions Corp., certain equityholders of TS Innovation Acquisitions Corp. named therein and certain equityholders of Latch, Inc. named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed June 10, 2021).

* Previously Filed.

## Signatures
- TS Innovation Acquisitions Sponsor, L.L.C.: /s/ Michael B. Benner, By Tishman Speyer Properties, L.P., its sole manager, by Michael B. Benner / Vice President & Secretary (11/09/2026)
- Tishman Speyer Properties, L.P.: /s/ Michael B. Benner, Micahel B. Benner / Vice President & Secretary (11/09/2026)
- Tishman Speyer Properties, Inc.: /s/ Michael B. Benner, Micahel B. Benner / Vice President & Secretary (11/09/2026)
- Robert J. Speyer: /s/ Michael B. Benner, Micahel B. Benner / Attroney-in-Fact for Robert J. Speyer (11/09/2026)
- Jerry I. Speyer: /s/ Michael B. Benner, Michael B. Benner / Attorney-in-Fact for Jerry I. Speyer (11/09/2026)